[Sutherland Asbill & Brennan LLP Letterhead]
March 20, 2006
VIA COURIER
Mr. Larry Spirgel
Assistant Director
Office of Telecommunications
Mail Stop 3561
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Compass Diversified Trust and Compass Group Diversified Holdings LLC Amendment No. 2 to Registration Statement on Form S-1 filed March 20, 2006 File No. 333-130326; File No. 333-120326-01
Dear Mr. Spirgel:
     On behalf of Compass Diversified Trust (the “Trust”) and Compass Group Diversified Holdings LLC (the “Company”), set forth below are the responses to the comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in a letter dated February 15, 2006. For your convenience, we have set forth below the Staff’s comments in bold, italic typeface followed by responses to each comment. Reference to “we,” “us” and “our” refer to the Trust and the Company collectively. All responses are those of the Trust and the Company only.
     Concurrently with the submission of this response letter, the Trust and the Company are filing Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”). Capitalized terms not otherwise defined herein have the meaning attributable to the analogous terms used in the Amended Registration Statement.
Prospectus Summary, page 1
1.	Include CGI in your organizational chart and indicate in the footnotes that Mr. Massoud does not control CGI.

We have revised the organizational chart as requested.

2.	We note your response to prior comment 10 (and 85 and 86). We continue to believe it is important for investors to understand the total fees paid to the manager; therefore,

disclose in the prospectus summary the pro forma total of the Management Fee and Profit Allocation if both had been in place as of December 31, 2005.

Management Fee

We have revised the disclosure in The Offering section of the Summary to include an estimated quarterly and annual Management Fee that would have been payable to the Manager, on a pro forma basis, for the fiscal year and fiscal quarter ended December 31, 2005, together with a cross-reference to the more detailed tabular disclosure set forth in the section entitled “Our Manager — Our Manager as a Service Provider —Management Fee”. We have also added additional risk factor disclosure to clarify that fees paid for transaction services or offsetting Management Fees in excess of the fees due under the Management Services Agreement may result in the manager receiving total fees in excess of those proscribed in just the Management Services Agreement. In addition, we have provided a single section setting forth all amounts that could be payable to the Manager, which section appears earlier in the Amended Registration Statement than these discussions did in prior filings.

Pro Forma Presentation of Profit Allocation

We respectfully inform the Staff that the current pro forma information contained in the registration statement does not include any Profit Allocation amount since no trigger event has occurred, nor would a trigger event have occurred on a pro forma basis. Profit Allocation is paid only upon the occurrence of a trigger event (i.e., a sale event or a holding event) and not on an annual basis or any periodic basis. Until the occurrence of a trigger event, the Company is under no obligation to pay a Profit Allocation to the Manager. In addition, a Profit Allocation is a distribution in respect of an interest in a limited liability company as opposed to a payment pursuant to a services agreement or other contractual agreement. In this regard, we respectfully refer the Staff to our response to comment #38.

We believe that any attempt to show a pro forma calculation of a Profit Allocation would be misleading because (i) the most significant component of the Profit Allocation is likely to be the cumulative gains or losses realized by the Company upon the occurrence of a sale event, which gains or losses are fundamentally impossible to predict, (ii) the component of the Profit Allocation attributable to a business’ contribution to profit is calculated quarterly and measured over a multi-year period, which can vary materially based on a business’ performance in a single year or single quarter, and (iii) investors may draw inferences or be confused about the method or timing of the calculation of a Profit Allocation due to a pro forma example that covered only one year, which would depart from the terms and conditions relating to the calculation and payment of a Profit Allocation, and excluded the ultimate effect of gain or loss upon sale of the business. As a result, we believe it is more appropriate and less confusing to state that a Profit Allocation has not been included in the pro forma financial information because no trigger event has occurred, nor would one have occurred on a pro forma basis. In that regard, we believe, and respectfully submit, that the comprehensive hypothetical example of the calculation provided in the Registration Statement under the section entitled “Our Manager” at pages 64 through 68 provides investors with an accurate and transparent depiction of the operation of Profit Allocation.

Notwithstanding the foregoing, we further advise the Staff supplementally that if we were to hypothetically change the nature of the Profit Allocation to assume that Profit Allocation were paid annually (which we believe would be far less advantageous for shareholders, as we describe below) on a Company-wide basis, and if we further assumed that (x) the

Company acquired all of the businesses on January 1, 2005, and (y) the businesses maintained a steady asset level over the period and produced exactly the same amount of net income during 2005 as we have calculated on a pro forma basis, we believe that the amount of Profit Allocation that would be due and payable to the Manager would have been $0.

This belief is based upon the fact that the Company’s total pro forma net income, as shown in the combined pro forma statement of operations, would have been approximately $17.3 million. This, in turn, would be further reduced by approximately $5.0 million of corporate overhead, as disclosed in footnote 4 to the pro forma statement of operations, yielding pro forma net income after corporate overhead of approximately $12.3 million. As a whole, the Company’s consolidated net equity based upon the initial purchase prices and the fact that the Company will have no net debt at close would have been approximately $315.2 million, yielding an annual level 1 hurdle amount of approximately $22.1 million. Because $12.3 million is less than $22.1 million, there would have been no Profit Allocation to the Manager based on the assumptions described above. However, these amounts are, at best, based on rough estimations and unrealistic assumptions.

Presentation of Projected Profit Allocation

We continue to maintain that providing projected Profit Allocation information is not possible because the Company would be required to use numerous estimates or assumptions, some of which relate to significant components of the calculation. In addition, the calculation of a Profit Allocation is dependent on numerous components that are calculated on a quarterly basis over a multi-year period. This, in our opinion, would render any projections relating to Profit Allocation inappropriate and misleading and, thus, meaningless to investors as such amount would not be based on a reasonable or reliable basis and, therefore, would not assist investors in making their investment decision. In this respect, we believe that disclosure of projected Profit Allocation information would fall outside the protections generally afforded forward-looking statements as such information would be based on estimates and assumptions that the Company does not consider reasonable or reliable. See Rule 175 (A forward-looking statement made in a document filed with the Commission “shall be deemed not to be a fraudulent statement ..., unless it is shown that such statement was made or reaffirmed without a reasonable basis”) and Item 10(b)(1) of Regulation S-K (requiring that management have a “reasonable basis” for an assessment of future performance). We have added additional risk factor disclosure stating that the amount of Profit Allocation that will be paid over time cannot be determined with any certainty currently.

Calculation of Profit Allocation is not possible without extensive use of estimates or assumptions

The most important variables impacting the calculation of Profit Allocation:
•	the ultimate capital gains associated with the sale of any of the Initial Businesses or additional businesses to be acquired;

•	the existence or lack thereof of cumulative gains or losses realized by the Company in connection with prior trigger events; and

•	the profit contribution of each business over the relevant measurement period, which will be no less than five years in any case absent an earlier sale.
We are unable to estimate what the above amounts might be as they cannot be known currently and available historical data does not provide us a reasonable basis upon which to extrapolate these amounts. In this respect, the concept of a Profit Allocation was designed and tailored specifically for the post-closing Company, based on agreements to be entered into at the closing of the offering; comparable agreements do not currently exist. Furthermore, such amounts are affected by multiple uncertainties, including:
•	how long the Company will own a business;

•	the sale price to be received upon sale of one of the businesses;

•	the capital structure of the Company on a quarter-by-quarter basis;

•	the operating results of each business over a multi-year period; and

•	the relative growth rates of each business.
None of these factors can be analyzed by reference to historical data, and because these factors are unpredictable, it is impossible to reasonably and reliably project Profit Allocation information. Indeed, the only reliable projection that can be made is that as profits grow and are realized by the Company, the Profit Allocation will likewise grow; the inverse is also true.

The following discussion provides examples of components of the Profit Allocation calculation that would require significant estimations or assumptions.
              Cumulative Gains and Losses
“Cumulative Gains and Losses” represents the aggregate gains and losses realized by the Company from a material sale of assets or stock in connection with sale events since inception of the Company.
•	Estimation of aggregate gains and losses realized by the Company from the sale of assets or stock of a particular business is not possible as it would require estimating growth rates, market and general economic conditions, regulatory requirements and various other uncertainties. These factors would likely affect the sales price of any of the businesses or their respective assets. Likewise, reference to historical cumulative gains and losses would not be relevant, as the gains and losses of CGI or prior owners of the businesses are based on different bases in the businesses and different operating results in potentially different operating environments, yielding different sales prices. In short, it is impossible to predict what the businesses (or any of their assets) would be sold for in the future.

•	We cannot reasonably estimate, at this time, the length of time we will hold any of our businesses (or any of their assets) before selling an asset or stock of a particular business. The length of time we hold a business (or its assets) can impact our bases in a business (or its assets), the businesses’ operating results and the amount of gains or losses realized from the sale of assets or stock. In short, it is impossible to predict how long the Company will own a business (or its assets) and time, as discussed above, is a key component of cumulative gains and losses.

Profit Contribution of each Business

A significant component of contribution-based profit is a business’s profit, determined on a quarterly basis, during the relevant measurement period. Since absent a sale event, the relevant measurement period is at least five years from the date of acquisition, we believe it is impossible to project the profit, on a quarterly basis, for a business over such an extended period of time without significant use of estimates and assumptions. To provide such a projection would require the Company to make estimates and assumptions relating to:

•	The rate of growth for revenues and expenses over the relevant measurement period;

•	The impact of expansions of facilities or services, either through external or internal growth;

•	The potential closing of facilities or operations or elimination of services and the impact of such action on revenues and expenses;

•	Changes in management or management strategy;

•	Improvements or degradation in the competitive environment;

•	The general economic market conditions of the businesses’ customers; and

•	The general condition of the U.S. economy.
Many factors outside of the control of the Company impact the factors above, including competitors’ actions, technological improvements and international economic conditions. As a result, any estimates or assumptions made would be subject to significant fluctuations and, hence, would be unreliable. We believe it would be inappropriate and unreasonable to make projections based on such unreliable information as it renders the projections unreliable and, therefore, meaningless to investors.

Summary

While we understand and appreciate the utility of providing the requested disclosure, we believe that the extensive use of estimates and assumptions, including multiple layers of estimates, would render any resulting projected Profit Allocation information of little use to an investor. Further, we believe providing such information may mislead investors as to the actual Profit Allocation that may be due and payable by the Company in the future. In this respect, disclosure of such information may expose the Company to litigation when actual amounts are actually calculated and paid in the future, as the actual Profit Allocation amount paid in the future will likely be significantly different from any projected Profit Allocation information currently disclosed. Therefore, we believe the utility of providing this information is significantly outweighed by the practical impossibility of producing reasonable, relevant and reliable projected information.

We believe that the primary component of the Profit Allocation over time will relate to cumulative gains and losses realized by the Company in connection with sale events, which gains and losses are impossible to estimate or predict, as discussed in more detail below. Furthermore, unlike the contribution-based component of the Profit Allocation, the cumulative gains and losses component cannot be subjected to broad simplification

We believe that to assume a disposition of any of the Initial Businesses at a certain value would be to imply to investors that we expect to receive such a value, which expectation we do not currently have. As a result, we have chosen not to give this example in the Amended Registration Statement, as we believe it may potentially be misleading to investors.

The concept of providing for a Profit Allocation and the components in the calculation of the Profit Allocation are designed to provide our Manager a long-term interest in the performance and growth of our businesses.

As noted above, the concept of providing a Profit Allocation to the Manager as a holder of a class of security is unique to the current proposed structure and is not present under the current ownership structure of the Initial Businesses. The components of the Profit Allocation relate to calculations that will only arise under agreements to be entered into in connection with closing the offering, which are unique to our structure and transaction; comparable agreements do not currently exist under the current structure of the Initial Businesses and it is impossible to simulate those calculations.

The concept of providing for Profit Allocation stemmed from the Company’s desire to provide the Manager and the management team a long-term participating interest in the overall success and growth of the Company and its businesses. To achieve this, it was determined that the Manager, as holder of the Allocation Interests, will receive some form of preferred or advantaged distributions on its equity investment, similar to preferred distributions on preferred stock or any class of equity stock senior to common, upon the occurrence of certain significant events, including the passage of time. This is how the concept of trigger events, such as the five-year holding period and sale of stock or assets of a business, came about. This model is analogous to that of other companies with external management structures such as master limited partnerships. In fact, we believe that the Company’s structure is more aligned with investors than those of certain other public companies with external managers, as this Profit Allocation is only made upon sale of a business or passage of a five-year period, as opposed to annual allocations.

To ensure that the Manager’s Profit Allocation reflected both longer term ongoing performance of the businesses (as opposed to short term performance) as well as profits achieved on the sale of those businesses above their bases, it was determined that any form of distribution to be provided at the occurrence of a triggering event should be derived from (i) each business’ profit contribution realized by the overall consolidated Company over a measurement period of at least five years (absent an earlier sale event), and (ii) the increased value of each business (or its assets) realized upon the sale of that business (or its assets). Hurdle rates are used to make sure that a Profit Allocation is provided only after a minimal threshold of profits or gains are achieved by the Company for the benefit of the holders of trust Shares. It is important to note that the Profit Allocation is based solely on a look forward (i.e., performance following the closing of this offering) as opposed to a look back (i.e., performance since the management team began managing these Initial Businesses). In this respect, historical reference is not relevant as the management team is not seeking to receive a Profit Allocation with respect to prior performance improvements.

As noted above, the intent of Profit Allocation is to ensure the Manager’s interest in growing the Company, which is similar to the intent of long-term incentive plans. However, companies with long-term incentive plans are not required to disclose the projected payment amounts to their executives under such plans. Instead, companies are only required to disclose the various components used to determine the amount to be paid under such plans. We respectfully submit that the same treatment should be provided in the present situation and that we have provided such disclosure through the comprehensive hypothetical example provided in our Registration Statement under the section entitled “Our Manager — Our Manager as an Equity Holder — Manager’s Profit Allocation” at pages 64 through 68.

We wish to stress to the Staff that the components of Profit Allocation, including the trigger events, were determined based on the above factors and not based on any prior calculation of Profit Allocation, or similar incentive payment, for the benefit of the management team. As discussed above, the inputs for the calculation of Profit Allocation are subject to significant estimates and assumptions and, in some cases, are unavailable. Accordingly, the formulation of the Profit Allocation was primarily driven by the concept of providing a participating interest that would promote the continued involvement of the management team and improvement of the Company’s businesses. In terms of more fully describing an estimated amount of Profit Allocation, we are genuinely interested in providing complete disclosure to investors and have made every effort to fully describe this aspect of our transaction. In that regard, we believe, and respectfully submit, that the comprehensive hypothetical example of the calculation provided in the Registration Statement under the section entitled “Our Manager” at pages 64 through 68 provides investors with an accurate and transparent depiction of the operation of Profit Allocation.
Risk Factors, page 14
3.	Include a separate subheading highlighting your various risk factors relating to your relationship with your manager.

We have provided a separate subheading entitled “Risks Relating to Our Manager” as requested.

4.	We note your response to prior comment 15; however, you have not included risk factor disclosure highlighting the board of directors’ inability to control the level of compensation paid to the company’s CEO Mr. Massoud. Please revise the appropriate risk factor to highlight.

We have revised the disclosure in the section entitled “Management” to indicate that the Company’s compensation committee will review the compensation of the Company’s Chief Executive Officer.

Risks Related to Our Business and Structure, page 14
The terms of the stock purchase agreement with respect to our Initial Businesses..., page 22
5.	We note your response to prior comment 18. Although you have removed the words “CGI” and “Pharos,” the risk factor still indicates that you consider certain terms of

CGI’s and Pharos’ private placement purchase a potential risk. Tell us in your response letter why you consider the terms of the registration rights agreement a potential risk when each will be purchasing Shares at the IPO price.

We have revised the disclosure to remove the reference to the registration rights agreement.
Defects in the products that Advanced Circuits produces for their customers...., page 36
6.	We note your response to prior comment 22. Your disclosure at page 146 still indicates that Advanced Circuits manufactures electronic components for use by customers in defense and biotechnology. In light of this disclosure, tell us in your response letter why you believe that Advanced Circuits does not have significant customers in fields with high potential for liability such as security and medical devices.

We do not believe Advanced Circuits has significant customers in fields with high potential liability. Customers in the biotechnology and defense industries represent approximately 3% of net sales for Advanced Circuits. In addition, Advanced Circuits does not provide volume production PCBs for its customers in these industries, only prototype and quick-turn production PCBs. None of the PCBs produced for such customers are used in the final products for such customers. Thus, we do not believe further revisions are necessary to this risk factor.
Condensed Combined Pro Forma Financial statements, page 57
7.	We reiterate the question we raised in the first bullet in prior comment 33. We understand and do not disagree with the statement you make in the first paragraph following the bullet that “[t]he proposed transaction does not represent a reorganization by CGI of the Initial Businesses that CGI now controls as CGI will only be a minority shareholder in the trust following the transaction.” This appears to be a result of how you chose to structure the transactions. It appears CGI could have reorganized the businesses under a holding company that would then have a public offering, resulting in CGI holding only a minority interest in the public company. Cash proceeds from the offering could have been transferred to CGI in the form of a dividend rather than being treated as purchase consideration. The result would be the same but there would not be a step-up in the historic carrying value of the assets and liabilities of the businesses.

To address the Staff’s concerns concerning how the current structure was developed and why the current structure was chosen, we are providing background information about how this transaction and structure arose and the negotiations that have occurred between the Company’s management team and representatives of CGI. In this regard, the decision to create an entity that will conduct a public offering and use the proceeds from that offering to acquire and operate the Initial Businesses was driven by the management team of the Company and not CGI or its representatives. Indeed, CGI has indicated that absent the management team’s initiative to engage in the transaction at hand, CGI would neither engage in an initial public offering itself nor engage in a spin-off initial public offering of its subsidiaries.

The Company’s management team’s desire to separate from CGI is the driving force behind the proposed transaction

As disclosed in the Amended Registration Statement, the Company’s management team is currently employed by The Compass Group, a wholly owned subsidiary of CGI. For nearly a year, the management team has been considering various means by which they could, generally, establish their independence from CGI in managing the Initial Businesses and augment their ability to raise additional capital for this purpose and possible future acquisitions. One solution the management team had for achieving independence would be to conduct a management buy-out of the Initial Businesses. However, the management team lacked the resources to conduct such a management buy-out of the Initial Businesses. Further, absent such resources, a buy-out would not achieve the important objective of augmenting their ability to conduct future acquisitions. Therefore, the management team sought a solution by reviewing current structures in the market, including those, such as Macquarie Infrastructure Trust, whose registration statement was previously reviewed by the Staff. The management team’s review resulted in the current structure.

In essence, the structure represents a modified management buy-out structure — one in which the management team creates a public vehicle to allow them to access the capital markets to raise the necessary resources to conduct both the acquisition of the Initial Businesses and the acquisition of future businesses, while at the same time allowing them to achieve their independence from CGI. Significantly, certain members of the management team will invest (along the lines of a management buy-out) approximately $4.0 million in the trust Shares, which Shares will be acquired at the initial public offering price, as discussed further below. The structure has the additional advantage, as compared to a leveraged structure, in that it will not, at least initially, significantly leverage the Company or the underlying businesses, thereby avoiding adverse consequences to the business, operations and employees of the Initial Businesses to be acquired. However, as compared to current transactions in the market, certain elements of the proposed transaction have been modified or implemented to accommodate the on-going negotiations with CGI, as discussed in more detail below.

Once identified by the management team, the proposed structure and related transaction were presented to CGI’s representatives, Mr. Arthur Coady, President and Mr. Lindsey Cancino, Treasurer in late spring of 2005 by the representative of the management team, Mr. Massoud. After due consideration of the proposed transaction, Mr. Coady informed Mr. Massoud that CGI may be receptive to selling certain of their businesses, which represented less than 30% of CGI’s overall assets or investments, pursuant to the proposed structure and related transaction, subject to mutually agreeable terms and conditions. Thereafter, Mr. Massoud, recognizing the challenges posed by the related nature of the transaction and acting in the best interests of his management team and the Company, engaged special transaction counsel (which had no previous relationship with CGI) and independent public accountants on behalf of the Company, who will, review and pass upon the transaction documents, on behalf of the Company, and the financial statements of the Company, respectively. Likewise, Mr. Massoud engaged a valuation firm to pass upon the fairness of the valuation of the Initial Businesses and implemented a board of directors of the Company, the majority of its members being independent (as defined under Nasdaq rules), to review and approve the terms and conditions of the acquisitions and other related transactions.

The terms and conditions of the proposed transaction have been the subject of on-going negotiations between Mr. Massoud and representatives of CGI. Absent the urging of Mr. Massoud and the management team, CGI had no intention of engaging in the proposed transaction or any other transaction that would be structured to achieve a public spin-off of CGI’s subsidiaries. CGI has indicated that the principal motivation in engaging in the proposed transaction is its recognition of the significant role the management team has played in managing these businesses and achieving significant returns on CGI’s investments generally. CGI’s additional motivation results from its ability to reinvest approximately $96.0 million of the proceeds of the sale of the Initial Businesses in the trust Shares, which Shares will be acquired at the initial public offering price, and the negotiated outcome of which has resulted in their ongoing ownership of 10% of the Profit Allocation from the Manager, as we describe below.

While we appreciate the Staff’s statement that CGI could have structured this transaction differently resulting in no step-up basis accounting, we would like to stress to the Staff that CGI is not driving the pursuit of the proposed transaction, which has been led entirely by the management team and Mr. Massoud. For this reason, we respectfully believe this transaction should most appropriately be viewed in the manner identified above — as a modified management buy-out.

Current negotiations between CGI and Mr. Massoud represent negotiations between two parties with separate and distinct interests

In support of the foregoing, the following discussion addresses some of the negotiations that have occurred between Mr. Massoud, as representative of the management team, and Mr. Arthur Coady, as representative of CGI. Although there is an employment relationship currently between CGI and Mr. Massoud, he is not representing the interests of CGI in these negotiations, as an employee of CGI or otherwise. In addition, the negotiations that are currently ongoing between Mr. Coady and Mr. Massoud represent negotiations that would be conducted between unrelated parties, with each participant representing distinct and separate interests. The subject of these negotiations have included:
•	No public auction of the Initial Businesses — As part of the negotiation for the purchase of the Initial Businesses, the Company has insisted that CGI effectively enter into a “no-shop” period and not broadly market these businesses for sale. In return for agreement, CGI has required a portion of the Profit Allocation to be paid to the Manager pursuant to its allocation interest in the Company. Through extensive negotiation, the parties agreed to provide CGI with a 10% interest in such Profit Allocation. CGI will receive this interest pursuant to its non-management interest in the Manager, which will be issued to CGI in connection with the closing of the offering.

•	Purchase price adjustment for the Initial Businesses — In discussing the proposed transaction, the parties agreed upon a purchase price for the Initial Businesses, with certain related terms to be further discussed. However, the Initial Businesses experienced positive year-end results for the fiscal year 2005. As a result, during the course of negotiations in mid-February 2006, CGI insisted that the purchase price for each of the Initial Businesses be increased. Mr. Massoud objected to this increase, but the parties subsequently agreed upon a mutually agreeable adjustment resulting in an increase to the purchase price.

•	Ongoing management services to CGI — CGI has required that, as part of the proposed transaction, the employees of The Compass Group, who will resign following this transaction and be employed with the Manager, continue to provide advisory services on CGI’s other businesses not being sold in the transaction. The creation of the external manager structure is, in large part, an accommodation to meet this requirement.

•	Special shareholder rights to CGI — In exchange for CGI’s investment in the proposed structure, CGI requested that they receive special equity interests in the Trust with built in corporate governance rights that would not mirror the rights of the trust Shares offered in the public offering. As a means to achieving independence from CGI, Mr. Massoud refused to provide these special oversight rights to CGI and such rights are not a part of this transaction.

•	Representations and warranties and indemnity obligations — The Company and CGI are currently negotiating the representations and warranties to be provided in the stock purchase agreement, as well as the corresponding indemnity obligations to exist post-closing. The Company, through counsel, maintains that the representations and warranties and indemnity obligations to be provided should be similar to those commonly provided in acquisition agreements between unrelated parties.
In addition to the foregoing, the acquisition of the Initial Businesses will be subject to Hart-Scott-Rodino approval, closing conditions and other terms and conditions that are customary in transactions negotiated among unrelated parties.

We recognize that this transaction represents a related party transaction because of the current employment relationship between the management team and CGI. Nonetheless, the extent of negotiations that have been ongoing are very similar to the type of negotiations that would occur between two unrelated parties, as reflected by the discussion above, and is consistent with our change in control analysis in our response to prior comment #33.

We believe that the purchase method of accounting for the Initial Businesses is appropriate as this method appropriately follows the flow of funds and appropriately accounts for the business combination. The purchase of these businesses will only be completed by the Company after receiving the proceeds from the offering, thus making the Company the acquiring entity. CGI will only be reinvesting some of the cash proceeds that it will receive from the sale of its equity ownership in the Initial Businesses. We would also like to advise the Staff that the amount of Management Fees would not be impacted by whether the transaction was accounted for using fair values or simply recording the excess of the purchase price of the historical values to goodwill.

•	Consistent with your response to the first bullet appearing on page 19 of your letter, disclose that the manager paid $100,000 for its allocation interest in the company.

We have revised the disclosure as requested.

•	Reference is made to your response in the penultimate paragraph on page 19 of your letter. Clearly disclose that CGI did not pay any cash consideration for its interest in Compass Group Management LLC. Also, disclose and explain to us how you will treat the value of the non-managing member interest in your purchase accounting.

We have revised the disclosure as requested. We do not believe that CGI’s non-management interests in the Manager will impact the Company’s accounting treatment for the proposed transaction, as such, we have not disclosed the treatment of the non-managing member interest in the Manager in our purchase accounting.

•	Tell us who controls CGI. If it is not the Compass Group, explain to us in detail why it does not control. You should discuss CGI’s ability to terminate its relationship with the Compass Group.

CGI is a wholly owned subsidiary of Concord Equity Inc., a Bahamian corporation, which is in turn owned by The Kattegat Trust, a Bahamian trust, whose sole beneficiary is a philanthropic foundation mandated by the late J. Torben Karlshoej, the founder of Teekay Shipping Corporation. CGI’s ownership interest is disclosed in the Summary section of the Amended Registration Statement. The Compass Group is a wholly owned subsidiary of CGI and thus controlled by CGI. The Compass Group does not have any ownership interest in CGI, Concord Equity Inc., or The Kattegat Trust. Furthermore, none of the members of the management team serve as officers or directors of any of these entities, have any other ability to control any of these entities or have any other relationship at all, with Concord Equity Inc. or The Kattegat Trust. CGI’s officers are Mr. Arthur Coady, President; Mr. Lindsey Cancino, Treasurer; and Ms. Francelyn Bethel, Secretary. Mr. Coady and Mr. Cancino also serve as CGI’s sole directors.

CGI currently has an advisory agreement with the Compass Group. CGI has the ability to terminate this advisory agreement and cease making payments to it at will and without any penalty.

As disclosed in the Amended Registration Statement, concurrently with the closing of this offering, all the employees of The Compass Group will become employees of the Manager. In this respect, following the acquisition, the management team will cease to manage the Initial Businesses on behalf of CGI and will, instead, manage the Initial Businesses on behalf of the Company. Therefore, following the proposed offering, The Compass Group will not be associated with the management team any of the Initial Businesses, the Trust or the Company.

•	We note in the table on page 17 of your response that CGI will realize a gain on the sale of each of the businesses to the Company. If any employee of the manager or other related party will realize a bonus or fee from CGI in connection with the realization of the gains, you should clearly disclose this fact and advise us in detail.

Certain members of the management team will receive approximately $6.0 million, before taxes, in connection with the acquisition of the Initial Businesses by the Company as a result of profit payments, which will be paid through a partnership in which they are partners, and the sale by such members of the management team of their interests in the Initial Businesses to the Company at the same price as the Company is acquiring the interests from CGI. A substantial portion of the $6.0 million is composed of profit payments. The terms and conditions relating to these profit payments were negotiated and agreed upon in connection with CGI’s investment in the Initial Businesses. Mr. Massoud will receive less than 50% of these proceeds.

Mr. Massoud and other members of the management team intend to reinvest approximately $4.0 million of the net proceeds of such sales, net after giving effect to taxes, in the purchase of Shares at the initial public offering price. This investment will be made through Pharos I LLC, an entity owned by our management team and controlled by Mr. Massoud, as disclosed in the Amended Registration Statement. Such an investment is similar to what would occur in connection with a management buy-out.

Other than the above proceeds, CGI is not paying Mr. Massoud or the management team a fee or bonus in connection with this transaction.

We have revised the disclosure in the “Certain Relationships and Related Party Transactions — Ownership Interest in the Initial Businesses” to disclose this information as requested.

•	Tell us if CGI avoided paying the Compass Group any fees, Profit Allocations, or other payments as a result of the negotiated transactions.

CGI has not avoided and is not avoiding the payment of any fees, Profit Allocations or other payments as a result of this transaction.

•	We await your supplemental information regarding the amount of the consideration Sostratus will pay for its interest in the manager. You should also disclose this information.

Sostratus has paid $100,000 for its interest in the Manager, which was used by the Manager to make its investment in the Company. We have revised the disclosure to provide this information.
8.	We note your response to prior comment 36. Disclose the assumptions and the valuation methodologies utilized by the independent valuation firm in fair valuing the assets and liabilities of the businesses to be acquired. Also, provide a written consent from the independent valuation firm in your next amendment to Form S-1. Refer to Securities Act Rule 436.

We have added the disclosures for the assumptions and valuation methodologies utilized to fair market value the assets and liabilities of the businesses to be acquired within the revised December 31, 2005 pro forma notes. We respectfully inform the staff that although the fair value amounts were determined with the assistance of an independent valuation firm, these amounts represent management’s assessments based on management’s assumptions. Accordingly, we have deleted any references to an independent valuation firm.

9.	We note your response to prior comment 38. We also note the disclosures in Note 2b, c, d, e to the pro-forma financial statements that “[t]he value assigned to minority interest was determined through a calculation that multiplied the minority interest ownership percentage calculated on a fully diluted basis by a per share value. The per share value was determined using the enterprise value that will be used to purchase the business.” Explain to us your basis in GAAP for adjusting in your purchase accounting the historic carrying value of minority interest.

We agree with the Staff’s observation and have recorded minority interest at the historical carrying value in the revised December 31, 2005 pro forma balance sheet.

10.	We note your response to prior comment 40 and the related disclosure in Note 3. Disclose, and explain to us, why you are using $350 million offering proceeds instead of $331 million you have disclosed elsewhere in the filing, when computing the pro forma EPS number.

The $350.0 million of offering proceeds represents the gross proceeds expected to be realized and is comprised of the $96.0 million that CGI will invest, $4.0 million to be invested by Pharos I LLC, an entity owned by the management team, and $250.0 million (not including Shares for the underwriters’ overallotment option) of gross proceeds expected to be realized from the offering before the underwriting discounts and commissions of $18.1 million. The $331.9 million represents the net proceeds after the $18.1 million of underwriting discounts and commissions. Since the number of Shares is determined before the underwriting commissions, the calculation was done using the gross proceeds of $350.0 million.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 77
Overview, page 77
11.	We note your response to prior comments 43, 85 and 86. We reiterate our request that you provide a comprehensive, forward-looking discussion of the anticipated financial statement impact of the Management Services Agreement, LLC Agreement, and the Supplemental Put Agreement in MD&A. You should describe your accounting for these agreements and how you anticipate they will affect your financial condition and future results of operations.

We have revised the disclosure as requested with respect to the Management Services Agreement. With respect to the LLC Agreement and the Supplemental Put Agreement, we refer the Staff to our response to comments #38 and #37, respectively.
Dividend and Distribution Policy, page 83
12.	We note your revision in response to prior comment 47. Revise to clarify your statement that you “intend to pursue a policy of making regular distributions on [y]our outstanding Shares,” by disclosing clearly how this intention will be constrained by your obligations to pay Management Fees and Profit Allocations to Compass Group Management. Also briefly disclose how this policy relates to the cash sweep obligations under the loans to your operating subsidiaries. Similarly revise to clarify your disclosure on page 44 so that these discussions briefly highlight the constraints on your ability to make distributions. This revised disclosure should be clear from its context and specific.

We have revised the disclosure as requested.
CBS Personnel, page 83
Nine Months Ended September 30, 2005 Compared to Nine Months Ended September 30, 2004, page 84
13.	We note your revisions in response to prior comment 51. However, much of your disclosure under Results of Operations is still merely recitation of changes in line items from the financial statements or vague assertions of the intermediate effects of trends and uncertainties alone, without describing the reasons underlying these effects. Please revise to provide analysis of the reasons underlying the effects you identify and identify and quantify each material factor that contributes to a change in a reported result. Although we give specific examples below, we believe you should generally revise your Management’s Discussion and Analysis and consider the guidance in SEC Release No. 33-8350.

We have revised the disclosure as requested.
Revenues, page 84

14.	We note your response to prior comment 52. However, the revisions, on pages 84 and 87 do not provide the detail and analysis requested and your response does not provide enough explanation for us to evaluate your reasons for not disclosing this information. On page 84, you state that revenues increased “primarily due to both increased demand from new and existing customers and the acquisition of VSP.” Provide more detail and analysis to clarify non-generically what the increased demand consisted of and discuss and analyze the reasons underlying this effect. For example, was the increased demand nationwide or in specific markets? Similarly revise your discussions of Revenues elsewhere in your Management’s Discussion and Analysis.

We have revised the disclosure as requested.
Direct cost of revenues, page 85
15.	We note your response to prior comment 53. However, the revisions, on pages 85 and 87, are still not sufficiently detailed. You initially disclosed on page 86 that the direct cost of revenues increased “primarily due to the increase in revenues from the increased activity levels and from the acquisition of VSP.” Rather than providing more detail about the areas in which activity levels increased, as requested, you instead revised to state simply that the direct cost of revenues increased “primarily due to increased revenues.” Provide more detail regarding what types of activity you are referencing and the underlying reasons for their increase. Similarly revise your discussion of direct cost of revenues at pages 85, 87 and elsewhere in your Management’s Discussion and Analysis.

We have revised the disclosure as requested.
Liquidity and Capital Resources, page 90
Discussion of changes in cash flows for the nine months ended September 30, 2005 versus the nine months ended September 30, 2004, page 90
16.	We note your response to prior comment 56. Although your response says “[w]e have revised the disclosure as requested,” the blacklined copy of your amendment shows no revisions to this discussion. Much of this discussion is merely recitation of changes in line items. Please generally revise your Liquidity and Capital Resources discussions on pages 90, 100, 107, 114 and elsewhere to provide a discussion and analysis of your liquidity and capital resources that provides more detailed historical information regarding your sources of cash and capital expenditures, clarifies the extent to which you have funded your operations from revenues and external financing and discusses your expenditures on the business activities you disclose elsewhere. This discussion should permit investors to evaluate known trends and commitments for cash outlays. For example, the discussion should identify briefly, but clearly from its context, the intragroup debt obligations with enough detail for investors to evaluate the interactions between your presentation of financial results at both the individual business and the overall group levels. See Section IV of SEC Release No. 33-8350.

We have revised the disclosure as requested.

Quantitative and Qualitative Disclosures about Market Risk, page 92
17.	We note your revision in response to prior comment 57, in which you indicate that you removed the reference to an interest rate swap agreement “as it is no longer necessary.” However, you still have substantially the same disclosure at page 117 and possibly at other locations in your registration statement. Please revise to provide more easily followed references than “the section entitled “—Other” for the description of the interest rate swap agreement.

We have revised the reference as requested.
Business, page 118
Advanced Circuits, page 142
Industry, page 143
18.	We note your response to prior comment 70. Revise to disclose clearly your supplemental explanation of your references to competitive threats from Asian suppliers.

We have revised the disclosure as requested.
Silvue, page 150
Customers, page 155
19.	We note your response to prior comment 73 but disagree with your conclusion. The disclosure suggests that Silvue has a large, stable, lucrative, long-term customer relationship, but does not identify the other party to the relationship. Though the loss of this customer might not have a material effect on the company’s overall financial statements, it would have a material effect on Silvue’s operations. Identification of the other party is necessary for the reader to assess the significance of the existing disclosure.

We respectfully submit to the Staff that disclosure of this customer is not warranted as it is not material to the overall consolidated company. Item 101(c)(1)(vii) of Regulation S-K specifically states that an identity of a customer is required “if sales to the customer by one or more segments are made in an aggregate amount equal to 10 percent or more of the registrant’s consolidated revenues and the loss of such customer would have a material adverse effect on the registrant and its subsidiaries taken as a whole” (emphasis added). Total sales to this customer by Silvue were approximately $2.2 million for fiscal year 2005. This amount represents only approximately 0.3% of the Company’s (i.e. the registrant) pro forma consolidated total revenues. Therefore, we do not believe that the loss of this customer would represent a material adverse effect on the consolidated company.

Management Services Agreement, page 168

Offsetting Management Services Agreements, page 168
20.	We note your revisions in response to prior comment 79. Further revise to disclose more clearly that the offsetting management services agreements and the transaction services agreements may result in fees in addition to the 2% annual fee disclosed elsewhere. Similarly revise your risk factor disclosure on page 20 to assist investors in understanding that the risk is that the 2% fee you disclose on page 8 may be less than the amount of the aggregate fees you will pay the management company. Refer specifically to the 2% figure, rather than providing vague references to an amount “otherwise payable by the company.” These discussions should be clear from their context. Also, your Summary reference at page 2 to Management Fees of 0.5% suggests that the fee is lower than the 2% annual fee you disclose on page 8. Generally revise as necessary to clearly disclose the rate of the fee on an annual basis.

We have revised the disclosure as requested.
Secondment of Our Chief Executive Officer and Chief Financial Officer, page 170
21.	We note your response to prior comment 81. However, the disclosure still seems to imply that the board has the power to remove your CEO. Since Mr. Massoud controls your manager, revise the disclosure here, and in the appropriate risk factor, to explain how the board anticipates ever severing ties with Mr. Massoud short of terminating the management services agreement.

We have revised the disclosure as requested.
Acquisition and Disposition Opportunities, page 170
22.	We note your revisions here and on page 17 to provide disclosure related to the conflict that results from your CEO’s and the management company’s discretion in evaluating acquisition candidates. Revise here and in the appropriate risk factor to identify more clearly the source of the conflict of interest. Also disclose more clearly what steps you will take to mitigate this conflict of interest.

We have revised the disclosure as requested.
Termination of Management Services Agreement, page 171
23.	We note your revisions and response to prior comment 83. Your response letter indicates that termination of the management services agreement will not affect obligations under the offsetting management services agreements or the transaction services agreement. Your disclosure indicates that you “expect” that you will be able to terminate the offsetting management services agreements and the transaction services agreements on 30 days written notice. Revise to disclose the source of uncertainty about your ability to terminate these agreements and disclose clearly whether or not termination fees, or similar fees, will be payable on termination of those agreements.

We have revised the disclosure to state that the offsetting Management Services Agreements will be terminable by us upon 30 days notice.
Management Fee, page 172
24.	We note your revisions in response to prior comment 85. Revise your tabular disclosure of a quarterly fee estimate on page 173 to make it more easily comparable to the pro forma amounts you disclose for three quarters on page 61. For example, disclose clearly that the $1.25 million fee you disclose represents 35% of the $10.7 million pro forma net income you disclose on page 61 if both figures are considered on an annualized basis. Since 35% is significantly greater than the 0.5% figure you disclose in the prospectus summary at page 2, revise the summary to disclose more prominently the fee as a percentage of net income. In this regard, investors will be more familiar with the concept of net income than with your privately-defined measurement of “adjusted net assets.”

We have revised the tabular disclosure relating to the Management Fee set forth in the section entitled “Our Manager” and the disclosure in the section entitled “Pro Forma Condensed Combined Financial Statements” to make the disclosure internally consistent. We have also added a new risk factor to explicitly disclose that Management Fees are unrelated to net income and can vary as a percentage of net income.

We have revised the summary to disclose the Management Fee on a pro forma basis. As the calculation of the Management Fee is based on adjusted net assets and not net income, we have not disclosed the amount of Management Fee as a percentage of net income so as not to confuse investors, and not to imply that the Management Fee will decline solely if the Company’s net income declines or increase solely if the Company’s net income increases. However, we have also revised the MD&A to disclose the amount of Management Fee as well as the percentage of net income, before the Management Fee. We believe disclosing the Management Fee as a percentage of net income in the MD&A is more appropriate because the section follows the “Our Manager” section which includes a detailed discussion of the calculation of Management Fee, and, therefore, we believe investor confusion will be less likely.

25.	Additionally, we do not agree with the reasons you advance in your response to prior comment 85 in support of your conclusion that it is inappropriate to provide investors with a single, easy to understand, tabular discussion of the intragroup payments and obligations to the management company. Revise to clarify how the Management Fee and the Profit Allocation operate by providing tabular disclosure of representative examples based on the amounts as they would be calculated as of the most recent practicable date. Revise to discuss the intra-group payments in a single location to assist investors in evaluating what portion of net income will remain for distribution to them after obligations to the management company are satisfied.

We respectfully refer the Staff to the tabular disclosure of the calculation of the Management Fee in the section entitled “Our Manager—Our Manager as a Service Provider—Management Fee”. We have revised the section to provide additional disclosure to extrapolate the information for a full year analysis. We have also added a risk factor stating that the amount of Management Fee that will be paid over time cannot be determined with certainty currently.

With respect to Profit Allocation, we respectfully refer the Staff to our response to comment #2. We have added a risk factor to address the fact that we cannot determine the Profit Allocation to be paid over time currently.

We have also revised the “Our Manager” section to discuss the relationships with our manager and payments to our manager in one location.

26.	We note your response to prior comments 85 and 86. Your response letter appears to state that management is unable to evaluate whether or not the fees under the management services agreement will continue to represent 35% of pro forma net income on an annualized basis. If true, disclose that prominently at the beginning of the Prospectus Summary. Alternatively, considering the significance of the management services agreements, offsetting management services agreements, transaction services agreements and any similar agreements, revise under Management’s Discussion and Analysis to discuss and analyze historical and expected payments under the agreements, including those between your operating subsidiaries and Compass Group Investments and its affiliates. If you expect to engage in transactions that will materially alter your assets from those you have disclosed, which your response letter indicates would cause the current disclosure of your assets not to “provide a meaningful basis for analyzing expected payments to the manager,” then revise to disclose those expected transactions. To aid investors in evaluating these payments, provide tabular disclosure for each of your four operating subsidiaries. See Section III.A of SEC Release No. 33-8350.

We refer the staff to our response to comment # 24. We currently do not expect to engage in any specific additional acquisitions.
Certain Relationships and Related Party Transactions, page 176
Agreements Among CGI Affiliated Entities, page 177
27.	We note your revision and response to prior comment 90. Your response indicates that you “will file additional agreements, including various agreements referred to in the prospectus currently in place, with subsequent amendments.” Your response and exhibit index, however, does not confirm that you intend to file the offsetting management services agreements and the transaction services agreements as exhibits, although your disclosure indicates that they are material agreements. You are required to file all material agreements, not just “various agreements referred to in the prospectus” as exhibits. File the offsetting management services agreements and the transaction services agreements as exhibits. See Item 601(b)(10) of Regulation S-K.

We respectfully refer the Staff to exhibits 10.20 to 10.24, which represent the current Offsetting Management Services Agreements currently in place at each of the Initial Businesses. We will file all required agreements with subsequent amendments to the registration statement. We advise the Staff that there are currently no Transaction Services Agreements in place with respect to any of the Initial Businesses. Accordingly, the exhibit list does not include any reference to such agreements.

28.	Describe in detail within your related party disclosures here and elsewhere, as applicable, the nature of the relationships among CGI, CGI Diversified Holdings LP, and Navco Management, Inc. Explain who controls whom and explain any relationships they may have with the Company or any other related party. If the executive officers of Navco Management, Inc. have relationships with or have engaged in transactions with any of the other related parties, your should explain to readers in detail.

We have revised the disclosure to explain the relationship between CGI, CGI Diversified Holdings, Inc. and Navco Management, Inc., as well as whether any of the foregoing have engaged in any transactions with the Company or the Manager, other than as described in the Amended Registration Statement.

29.	Disclose under relationships with related parties that Mr. Day, the company’s chairman of the board, also serves as chairman of the board of the Compass Group.

We have revised the disclosure as requested.

30.	Please clearly disclose the information provided in the last paragraph on page 18 of your response letter under this heading.

We have revised the disclosure as requested.
Description of Shares, page 181
Distributions, page 182
General, page 182
31.	We note your response to prior comment 92. Revise to state more clearly whether and how distributions will be paid to holders of management and non-management interests in the company. You should also revise, including in the organizational structure at page 7, to assist investors in evaluating what percentage of the equity interests and distribution rights are held by the various entities. Your current reference to distributions “in proportion to the capital contributions made to the company by the trust and the manager” is not sufficiently clear from its context to permit investors to evaluate the amounts of distribution rights held by the management company, Compass Group and its affiliates that will operate to reduce the amount of distributions to investors in this offering, in addition to the reductions due to various contractual rights under the management services agreements and similar agreements.

We have revised the disclosure as requested.
Amendment of the LLC Agreement, page 193

32.	We note your revision in response to prior comment 94. Revise to disclose more clearly, so that this disclosure is clear from its context, whether or not the board of directors of the LLC or any Compass Group Investments affiliates will have the power to amend the LLC agreement or other corporate charter documents without shareholder approval to modify shareholders’ voting rights or the distribution provisions described in the prospectus.

We have revised the disclosure as requested.
Material U.S. Federal Income Tax Considerations, page 198 Status of the Trust, page 199
33.	We note your revisions in response to prior comment 96. Please revise to disclose more clearly what will be the consequences to shareholders if the trust is not characterized as a grantor trust and if the board dissolves the trust.

We have revised the disclosure as requested.
Tax Considerations for U.S. Holders, page 201
Allocation of Company Profits and Losses, page 201
34.	We note your response to prior comment 97. Your response letter does not provide enough factual and legal analysis of your situation for us to evaluate your assertion that no tax opinion is required pursuant to Item 601(b)(8) of Regulation S-K. The determination whether the allocations under the LLC agreement “should” have substantial economic effect is a legal analysis, and if the consequences of such a determination is a material tax consideration to investors, then an opinion of tax counsel is required. Please advise in your response letter or revise accordingly.

We have revised the disclosure to include the allocation having substantial economic effect as part of our tax opinion.
Management Fees and Other Expenses, Page 204
35.	We note your response to prior comment 98. Your response letter does not provide enough factual and legal analysis of your situation for us to evaluate your assertion that no tax opinion is required pursuant to Item 601(b)(8) of Regulation S-K. We disagree that the determination as to whether the company is deemed to be engaged in a trade or business is a factual determination. Such a determination is a legal conclusion that requires an analysis of the applicable facts. If the tax consequences of the company not being deemed to be engaged in a trade or business are material to investors, then a tax opinion of counsel is required. Please advise in your response letter or revise accordingly. Also clarify what will be the consequences to shareholders if the company “deduct(s) such fees and expenses to the extent that they are reasonable in amount and are not capital in nature or otherwise nondeductible.” Disclose more clearly what will be the company-level and shareholder-level tax consequences.

We have revised the disclosure as requested. We have deleted the reference as to whether the company is deemed to be engaged in a trade or business as this item is embedded in the opinion provided in this section. We have deleted it to eliminate any confusion.

Financial Statements, page F-1
General
36.	We note in your response to prior comment 101 that there are no shared expense arrangements. Please clarify in the financial statements of each of the businesses that neither the parent company nor any of its affiliates has paid any obligations of the business nor incurred any expense on behalf of the business. In addition, with respect to the management services agreements, explain to us why you believe the management services fees charged the businesses are reasonable. Pursuant to Question 2 of SAB Topic 1:B, please disclose in the notes to the financial statements management’s assertion that this method of allocating expenses is reasonable.

The disclosure indicating that neither the parent company nor any of its affiliates paid any obligations of the business or incurred any expense on behalf of the business as required by the Staff was added to the financial statements of each of the businesses.

Employees of the Manager, as well as the Chief Executive Officer of the Company, provide services to the Initial Businesses, including but not limited to the following:
•	Analysis and development of overall business strategy, including strategies relating to the development of new products, entry into new markets, making of adjustments to the organizational structure, making of capital expenditures, development or modification of information systems;

•	Analysis and execution of transactions relating to the capital structure, including debt financings, credit arrangements and equity offerings;

•	Evaluation and execution of acquisitions and divestitures, including evaluation of target acquisitions, valuation of target acquisitions or divestitures, drafting or negotiating letters of intent, negotiating terms and conditions relating to purchase or sale agreements and other related matters; and

•	Evaluation and execution of exit strategies, including strategies relating to timing of a disposition, developing structures during the acquisition or disposition phase of a purchase or sale event, maintaining investments in businesses that are sold, maintaining relationships with key personnel or advisors and other related matters.
We believe that the management services fees charged to the businesses were comparable, or even less, than those charged by investment banks performing substantially similar services. Accordingly, we have added disclosure that the management of each business believes the fees charged under the Offsetting Management Services Agreements are reasonable in the section entitled “Management Services Agreement — Offsetting Management Services Agreements”.

We note that each of the Offsetting Management Services Agreements were negotiated individually, and were agreed to and executed by officers of each of the Initial Businesses on behalf of the independent, third party minority shareholders of each business, which include officers and directors of each business as well as institutional investors.

Notwithstanding their minority shareholder status, these shareholders have sufficient knowledge, sophistication and access with respect to these businesses such that they could meaningfully object to the terms of an Offsetting Management Services Agreement that they deemed unreasonable or unfair. More specifically, we believe that the officers and directors of these businesses that have reviewed and have knowledge of these agreements, some of whom are minority shareholders themselves, would not assent to the entry into these agreements that they determined to be unreasonable or unfair in their terms. We are not aware of any objections by the minority shareholders to the terms of the Offsetting Management Services Agreements.

We also note that while the employees of the Manager and the Chief Executive Officer of the Company each serve as board members to certain of the Initial Businesses, there is no compensation provided for such board service. All compensation for these services is provided through the individual Offsetting Management Services Agreements. It is important to note that these positions serve to integrate the employees of the Manager with the operations and affairs of the businesses so as to provide more comprehensive and knowledgeable advice to these businesses as part of the offsetting management services provided. These positions further facilitate or make more efficient the ability to deliver this advice and to otherwise take actions on behalf of these businesses when time is of the essence.

Although it is not the practice of the employees of the Manager and the Chief Executive Officer of the Company to formally track their time spent on specific matters associated with each of the Initial Businesses, the employees of the Manager and the Chief Executive Officer of the Company estimate that approximately 70% of their time is dedicated to actively working with the Initial Businesses.

37.	Disclose, and explain to us, how you intend to account for your obligation under the Supplemental Put Agreement.

The Supplemental Put Agreement will not be signed until the closing of the offering and related transactions. We would therefore disclose this agreement in our financial statements included in our first Quarterly Report on Form 10-Q filed thereafter. The disclosure would describe the significant terms of the agreement.

The Company does not believe that it would be appropriate to accrue for the potential payments in advance of the triggering events that would cause any payments to be paid under the Supplemental Put Agreement. In this regard, we refer the staff to our response to comment #38. The Company would record its estimated liability for these potential payments upon the occurrence of a triggering event, which would allow the Manager, at its discretion, to put its Allocation Interests to the Company for purchase. The Company would continue to update its estimated liability at any subsequent reporting period for any changes in the estimated amount due.

38.	Disclose, and explain to us, how you intend to account for the manager’s Profit Allocation in the period of a triggering event and in the periods prior to a triggering event. It appears it may be necessary to record an accrual for the company’s obligation under SFAS No. 5 and FIN 14.

As disclosed in the Amended Registration Statement, as holder of Allocation Interests, the Manager is entitled to a Profit Allocation payment upon the occurrence of either:

•	A sale event — The sale of a material amount of the capital stock or assets of one of our businesses or a subsidiary of one of our businesses; or

•	A holding event — At the option of our Manager, for the 30-day period following the fifth anniversary of the date upon which we acquired a controlling interest in a business.

The payment of Profit Allocation is directly tied to the Allocation Interests, meaning any holder of Allocation Interests would be entitled to receive a Profit Allocation upon the occurrence of either events listed above. The calculation of a Profit Allocation is delineated in the LLC Agreement which relates to and describes the rights of each class of equity securities in the Company, similar to a corporation’s certificate of incorporation, where economic rights are described. As such, we believe the appropriate accounting treatment is to treat a Profit Allocation as a distribution on equity as it relates to the preferred rights of the Manager as holder of the Allocation Interests.

The Manager will only receive a Profit Allocation upon the occurrence of a trigger event. Therefore, we would not account for the payment of any Profit Allocation until the occurrence of a trigger event. In addition, until the occurrence of a trigger event, we do not believe that recording an amount would be appropriate as the amount to be paid cannot be assured or reasonably estimated. In this regard, we refer the staff to our response to comment to #2.

Compass Diversified Trust
39.	We note your response to prior comment 102. Please explain to us your consideration of the substantive protective and participating rights of the manager under LLC agreement (as described on page 187) and the supplemental put agreements (as described on page 194) and other decision making rights such as the rights to appoint officers and the rights to approve transactions etc. in determining whether the trust or the manager should consolidate the Company. Refer to EITF 96-16 and EITF 04-05.

We agree that the Manager has substantial rights in this transaction as described in the registration statement. However, we believe that the ultimate control of the company resides with the Trust Interests and therefore, with the Trust, which owns these interests. Thus, we believe that the appropriate consolidated entity is the Trust.

The Trust cannot remove the Manager except in limited circumstances but it effectively controls and participates in the management of the Company through the Company’s board of directors, six of which will be elected by the Trust and its shareholders out of a total of seven. In addition, the majority of the board of directors is composed of independent directors, as defined under Nasdaq rules. Many of the rights of the Manager as described in the section entitled “Description of Shares” are protective in nature but, although substantial, do not rise to the level of control.

The Board of Directors in combination of its committees effectively controls the Company. The compensation committee will be responsible for reviewing the compensation of the Chief Executive Officer and the Chief Financial Officer, reviewing the remuneration of our Manager, and making recommendations to the Company’s board of directors regarding equity-based and incentive compensation plans, policies and programs amongst its other responsibilities. The Board of Directors will also establish the operating and capital decision process for the Company that will include approving the annual budget, approving any distributions to be made to shareholders, reviewing and approving any acquisition or disposition of any of the individual businesses owned by the Company and approving various other decisions that will require board approval. The audit committee will also perform the various functions as described in the Amended Registration Statement, all of which will be beyond the control of the Manager as only independent board members are members of board committees.

40.	We note your response to prior comment 103. It seems the manager’s allocation interest in the company should be reflected as minority interest in the Trust’s financial statements. Please tell us if this is so, and if not, explain to us why not.

We agree that the Manager’s allocation interest will represent a minority interest in the Trust’s financial statements upon the completion of the offering. We have revised the pro forma balance sheet to reflect the investment as a minority interest. The Manager’s allocation interest was not reflected as a minority interest in the December 31, 2005 Compass Diversified Trust financial statements because there were no other equity interests at this time. Discussion has been added in the footnotes to the pro forma financial statements to clarify this point.

* * *
     If you have any questions or additional comments concerning the foregoing, please contact Cynthia M. Krus at (202) 383-0218.

Sincerely, /s/ Cynthia M. Krus Cynthia M. Krus